UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : February 2003 (4)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

Material Change Form 27 Report dated February 10, 2003 – Press Release dated February 10, 2003 - TransGlobe Energy Corporation announces update on Republic of Yemen Operations.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: February 10, 2003	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: February 10, 2003

3.

News Release

Press release dated February 10, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on February 10, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

On February 10, 2003, TransGlobe announced increased production rates from the Tasour field in Block 32, Republic of Yemen and that the drilling of a well on the Haibish structure to the northwest of Tasour is almost completed. The well did not encounter hydrocarbons of commercial quantities.

Oil production from the Tasour field increased to more than 17,500 Bopd at the end of January (TransGlobe’s share 2,417 Bopd before royalties and tax) due to the installation of increased pump capacity for the export pipeline.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED February 10, 2003, at the City of Calgary, in the Province of Alberta.

/s/ Ross Clarkson

Ross Clarkson
President and Chief Executive Officer

NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE ON
REPUBLIC OF YEMEN OPERATIONS

Monday, February 10, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce increased production rates on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The oil production from the Tasour-field was increased to more than 17,500 BOPD at the end of January (TransGlobe’s share 2,417 Bopd before royalties and tax) due to the installation of increased pump capacity for the export pipeline. Additional work on the export pump system to expand the shipping capacity to 25,000 Bopd is expected to be complete by the end of February. Currently there are three wells shut in as the production capability exceeds the export pump capacity. With the completion of the additional work, Tasour field has the capacity to produce more than 20,000 Bopd with all six wells on full production.

Drilling of a well on the Haibish structure to the northwest of Tasour is now almost completed. The well did not encounter hydrocarbons of commercial quantities. TransGlobe’s share of the well costs (approximately US$170,000) will be recovered from future cost-oil from Tasour production. The drilling rig will be moved to a non-owned adjacent block for one well as part of a multi-well rig sharing contract to reduce costs. It is expected that the drilling rig will be available to the Block 32 Joint Venture group in June 2003, to drill a development well at Tasour #9.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Ross G. Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com